

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Alice Chan
Chief Financial Officer and Director
CF Finance Acquisition Corp. III
110 East 59th Street
New York, NY 10022

      Re: CF Finance Acquisition Corp. III
         Amendment No. 1 to Registration Statement on Form S-4
         Filed June 28, 2021
         File No. 333-256058

Dear Ms. Chan:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4/A filed on June 28, 2021

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information , page 98

1.   We note your response to prior comment five of our letter dated June 9, 2021; however, given that the merger will be accounted for as a reverse recapitalization with AEye as the accounting acquirer, it appears to us that the expenses incurred by CF III are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Please advise or otherwise modify your presentation accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
AEye
Liquidity and Capital Resources
Contractual Obligations and Commitments, page 198

2.   Please revise your filing to update your contractual obligations and commitments table to reflect the balances owed at March 31, 2021.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Douglas Ellenoff